Exhibit 99.1

Jaguar Announces CEO Departure

CONCORD, New Hampshire, Dec. 6, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) announced that Daniel Titcomb will be leaving his role as President and Chief Executive Officer of the Company effective today.

On an interim basis, the Chairman of the Board of Directors, Gary E. German, together with two other Jaguar directors, Gil Clausen and John Andrews, will form a newly-created Office of the Chairman to fulfil the duties of the Chief Executive Officer.  These directors also constitute a Special Committee of the Board charged with oversight of the Company's strategic process announced in November.

Mr. German has over 35 years of experience in developing and financing global resource projects and companies.  Mr. Clausen is the President and Chief Executive Officer and a director of Augusta Resource Corporation.  He has over 25 years of executive, operational, business development/finance, project, and engineering management experience in the mining industry.  Mr. Andrews has more than 40 years of executive and mining operations management experience in the precious and base metals industry in the United States, Canada, South America and Africa.  He is currently the principal owner of Andrews PGM Consulting and previously served as President, Chief Operating Officer and Director of Stillwater Mining Company.

The Board expresses its gratitude to Mr. Titcomb for his dedicated service to Jaguar since the company was founded in 2003.  "Dan led the Company from inception through the development of multiple producing mines, the acquisition of Gurupi and growth of the operations team to over 2,200 employees," said Mr. German.  "We thank him for the value he has added to our company and wish him success in his future endeavours."

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão as described above.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil.  The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Gary E. German, Chairman of the Board
647-274-0587

CO: Jaguar Mining Inc.

CNW 19:42e 06-DEC-11